                          DALRADA FINANCIAL CORPORATION
                          9449 Balboa Avenue, Suite 211
                           San Diego, California 92123
                   Office: (858) 277-5300 Fax: (858) 277-5379
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December 9, 2005

Daniel Lee
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.  Mail Stop 4-6
Washington, D.C. 20549-0405

Re:  Dalrada Financial Corporation
     Amendment No. 3 to Registration Statement on Form SB-2
     File No. 333-120019

     Form 10-KSB for the fiscal year ended June 30, 2004, as amended
     Form 10-QSB for the fiscal quarter ended December 31, 2004, as amended Form 10-QSB for the fiscal year March 31, 2005
     File No. 0-12641

Via Fax: 202-772-9210
Ph:      202-551-3477

Dear Mr. Lee:

Included are the responses to the comments listed on the SEC letter dated June 7, 2005 which will correspond to Amendment number 4.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FROM SB-2
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1. YOUR AMENDED REGISTRATION STATEMENT DOES NOT INCLUDE YOUR FINANCIAL STATEMENTS ALTHOUGH YOU MAKE REFERENCE TO THEM IN YOUR TABLE OF CONTENTS. PURSUANT TO ITEM 310 OF REGULATION S-B, YOUR REGISTRATION STATEMENT MUST INCLUDE AUDITED FINANCIAL STATEMENTS FOR THE MOST RECENT FISCAL YEAR AS WELL AS UNAUDITED FINANCIAL STATEMENTS FOR YOUR MOST RECENT INTERIM PERIOD. PLEASE FILE AN AMENDMENT TO YOUR REGISTRATION STATEMENT WITH APPROPRIATE FINANCIAL STATEMENTS AND UPDATE YOUR OTHER DISCLOSURES (E.G. MANAGEMENT'S DISCUSSION AND ANALYSIS) AS NECESSARY.

Financials have been included in the amended filing.

2. PLEASE ADVISE US WHETHER RANDALL JONES HAS RECENTLY BEEN APPOINTED AS YOUR CHIEF FINANCIAL OFFICER. IF SO, PLEASE REVISE YOUR DISCLOSURE TO REFLECT SUCH APPOINTMENT. WE NOTE THAT HE EXECUTED YOUR PRIOR AMENDMENT AS THE ACTING CHIEF FINANCIAL OFFICER. IN ADDITION, PLEASE PROVIDE US WITH YOUR ANALYSIS EXPLAINING WHY YOU DID NOT BELIEVE IT WAS NECESSARY TO FILE A FORM 8-K TO DISCLOSE THE APPOINTMENT OF YOUR NEW CHIEF FINANCIAL OFFICER. PLEASE SEE ITEM 5.02 OF FORM 8-K.

The Form 8-K has now been filed.


FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2004
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3. WITH REFERENCE TO COMMENT NO. 2 ABOVE, IT APPEARS RANDALL JONES SERVED AS YOUR CHIEF FINANCIAL OFFICER AT THE TIME YOU FILED YOUR AMENDED 10-KSB. PURSUANT TO THE REQUIREMENTS OF RULES 13A-14(A) AND (B) UNDER THE EXCHANGE ACT, EACH PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICER AT THE TIME OF FILING MUST FURNISH THEIR CERTIFICATES SET FORTH IN ITEMS 601(B)(31) AND (32) OF REGULATION S-B. PLEASE SEE RELEASE NO. 33-8238 AND QUESTION 13 TO OUR FREQUENTLY ASKED QUESTIONS FOR THE SARBANES-OXLEY ACT OF 2002 FOR ADDITIONAL GUIDANCE.

An Amendment with new certificates was filed.

ITEM 8A. Controls and Procedures.

4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4. YOUR STATEMENT APPEARS TO SUGGEST THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, BUT ONLY TO THE EXTENT OF "ALERTING [YOUR CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICER] ON A TIMELY BASIS TO MATERIAL INFORMATION...REQUIRED TO BE INCLUDED IN [Y]OUR REPORTS." IN OTHER WORDS, YOUR DISCLOSURE DOES NOT APPEAR TO ADDRESS THE EFFECTIVENESS OF YOUR CONTROLS AND PROCEDURES WITH RESPECT TO WHETHER INFORMATION REQUIRED TO BE DISCLOSED IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED ON A TIMELY BASIS OR WHETHER SUCH INFORMATION IS MADE KNOWN TO YOUR OFFICERS TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. PLEASE ADVISE US WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE WITH RESPECT TO THE FOREGOING AS OF JUNE 30, 2004. PLEASE SEE RULE 13A-15(E) UNDER THE EXCHANGE ACT OF GUIDANCE.

Disclosure revised in the amended filing.

ITEM 8A. Controls and Procedures.

(a) Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the period ended June 30, 2004, covered by this annual report (the "Evaluation Date"), and based on such evaluation, such officers have concluded, as of the Evaluation Date, that our disclosure controls and procedures were effective in ensuring that all information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO.5. YOUR DISCLOSURE STATES THAT "THERE HAVE NOT BEEN ANY SIGNIFICANT CHANGES IN [Y]OUR INTERNAL CONTROLS" ITEM 308 OF REGULATION S-B, HOWEVER REQUIRES DISCLOSURE OF "ANY" CHANGE IN YOUR INTERNAL CONTROLS THAT OCCURRED DURING YOUR LAST FISCAL QUARTER THAT HAS "MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT," YOUR INTERNAL CONTROLS. PLEASE ADVISE US WHETHER THERE WERE ANY CHANGES IN YOUR INTERNAL CONTROLS DURING THE QUARTER ENDED DECEMBER 31, 2004 REQUIRED TO BE DISCLOSED UNDER ITEM 308.

Disclosure revised in the amended filing.

(b) Changes in Internal Control over Financial Reporting: During our fourth quarter of fiscal 2004 there were no changes made in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


FORM 10-QSB FOR THE FISCAL QUARTERS ENDED DECEMBER 31, 2004, AS AMENDED, AND
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MARCH 31, 2005
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Item 3. Controls and Procedures
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6. WE NOTE YOUR RESPONSES TO OUR PRIOR COMMENT NO. 6 AND YOUR REVISED DISCLOSURE STATING THAT "WE FEEL OUR DISCLOSURE AND PROCEDURES WERE EFFECTIVE AS OF THE QUARTER PERIOD." PLEASE NOTE THAT ITEM 307 OF REGULATION S-B REQUIRES THAT DISCLOSURE OF THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. PLEASE ALSO NOTE THAT TERM "DISCLOSURE CONTROLS AND PROCEDURES" HAS A SPECIFIC MEANING AS NOTED IN YOUR FOLLOWING PARAGRAPH. PLEASE REVISE TO STATE WHETHER YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF DECEMBER 31, 2004 AND MARCH 2005.

Disclosure revised as of November 2005 for both quarters and amendment have been filed.

Revision is as follows:

a) DECEMBER 31, 2004 10QSB

ITEM 3. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer (both the same person), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this quarterly report (the "Evaluation Date"). This evaluation was carried out under the supervision and with the participation of our management, including our sole chief executive officer and chief financial officer. Based on this evaluation, as of the Evaluation Date, we plan to upgrade our corporate general ledger system, have hired a new chief financial officer and are developing a plan to improve the efficiency of the design and operations of our disclosure controls. The new chief financial officer will start in January 2, 2005. The new chief financial officer will be implementing the general ledger upgrade project as well as the project to upgrade the disclosure controls. There were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However since we did not meet the timely filing requirements, our sole principal executive and principal financial officer concluded that our disclosure and procedures were not effective as of the quarter period ending December 31, 2004.

This current quarterly report was not filed on a timely basis as a result of additional research and confirmations required in establishing the basis for a reasonable reliance on the disclosures of certain large liabilities. We will review this area to determine what steps need to be taken to ensure that this area will not be an issue in future reporting.

Disclosure controls and procedures, that are our controls, are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.



b) MARCH 31, 10QSB

ITEM 3. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer (hired January 2, 2005), have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this quarterly report (the "Evaluation Date"). This evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer. Based on this evaluation, as of the Evaluation Date, we have started the process of upgrading our corporate general ledger system, and are in the process of developing a plan to improve the efficiency of the design and operations of our disclosure controls. This plan will need to take in consideration the input of our auditors upon the completion of our June 30, 2005 year-end audit. The project to upgrade the general ledger system is a major project and is estimated to be completed in December 2005. Except for the hiring of our chief accounting officer, there were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, since we did not meet the timely filing requirements, our chief executive and chief financial officers have concluded that our disclosure and procedures were not effective as of the quarter period ending March 31, 2005.

Similar to the prior quarter, this current quarterly report was not filed on a timely basis as a result of additional research and confirmations required in establishing the basis for a reasonable reliance on the disclosures of certain large liabilities. We are in the process, with the assistance of our external auditors, of determining what steps need to be taken to ensure that this area will not be an issue in future reporting. In addition, with the assistance of our external auditors and in conjunction with our June fiscal year-end audit, we looking at what other areas need additional controls to ensure the timely reporting of required information in the future.

As discussed above, we have hired a new chief financial officer effective January 2, 2005. Our new chief financial officer has embarked on a project to upgrade the general ledger system in each of our subsidiaries and to create a new system for recording and closing our corporate ledgers and consolidation all of our subsidiaries. That process is projected be completed by the end of December 2005, and is anticipated to result in a decrease in the amount of time necessary to complete our quarterly and annual financial statements commencing with the quarter ended December 31, 2005. We will update our discussion of internal control changes in our 10-K for the year ended June 30, 2005 and our next 10-Q for the quarter ended September 30, 2005

Disclosure controls and procedures that are our controls are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.


7. You disclosed in your Form 10-QSB for the quarter ended December 31, 2004 that you are "adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the design and operations of [y]our disclosure controls." We further note that you make similar disclosure in your form 10-QSB for the quarter ended March 31, 2005 as well as stating that there were no changes in your internal controls during the quarter. Please revise to state whether the steps to improve your controls that you have disclosed have been completed. It appears that you may have at least completed hiring a new chief accounting officer. We also note your disclosure in the last paragraph of this section in which you state that steps have already been taken to ensure timely reporting. In light of these apparently completed steps, please advise us why you disclose that there has been no change in your internal controls during the quarter ended March 31, 2005 as well as why the steps to ensure timeliness did not appear effective with respect to the timeliness of the Form 10-QSB for the quarter ended March 31, 2005.

The only change made through the March 2005 10QSB was the hiring of a new chief financial officer effective January 2, 2005. Our new CFO embarked on a project to upgrade the general ledger system, but it became apparent that the project was best served to be concurrent with the year-end audit. Therefore there were no additional projects completed at the time the March 10QSB was filed. The new disclosure has been revised accordingly. DRDF has disclosed any deficiencies as a result of the project/audits on the June 2005 form 10KSB.

Disclosure revised in the amended filing.

                  Sincerely,

                  /s/ Brian Bonar
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                  Brian Bonar
                  Chief Executive Officer